EXHIBIT 99.1

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2013 and 2012

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility.  Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.  Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control.  Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2013.  In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.  Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation.  The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon.  KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2013.  The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“TONY GUGLIELMIN”

JOHN SHERIDAN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 25, 2014	February 25, 2014

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. (the “Company”) as of December 31, 2013 and December 31, 2012 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 25, 2014

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2013 and December 31, 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and our report dated February 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 25, 2014

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents		$30,301	$9,770
Short-term investments		-	12,068
Trade and other receivables	9	15,471	16,374
Inventories	10	14,087	11,277
Prepaid expenses and other current assets		852	1,011
		60,711	50,500
Assets classified as held for sale	7	-	10,798
Total current assets		60,711	61,298
Non-current assets:
Property, plant and equipment	11	19,945	24,316
Intangible assets	12	2,716	4,194
Goodwill	13	36,291	36,291
Investments	29	157	667
Long-term trade receivables	9	219	594
Other long-term assets		175	187
Total assets		$120,214	$127,547
Liabilities and Equity
Current liabilities:
Bank operating line	14	$-	$9,358
Trade and other payables	15	11,484	12,215
Deferred revenue		6,160	3,705
Provisions	16	6,819	9,423
Finance lease liability	14 & 17	1,399	1,043
Debt to Dantherm Power A/S non-controlling interests	18	566	2,924
		26,428	38,668
Liabilities classified as held for sale	7	-	1,423
Total current liabilities		26,428	40,091
Non-current liabilities:
Finance lease liability	14 & 17	10,772	13,011
Deferred gain		4,734	5,193
Provisions	16	4,857	5,089
Employee future benefits	19	3,169	6,161
Total liabilities		49,960	69,545
Equity:
Share capital	20	866,574	845,630
Treasury shares	20	(118)	(313)
Contributed surplus	20	296,368	291,184
Accumulated deficit		(1,091,187)	(1,074,181)
Foreign currency reserve		9	92
Total equity attributable to equity holders		71,646	62,412
Dantherm Power A/S non-controlling interests		(1,392)	(4,410)
Total equity		70,254	58,002
Total liabilities and equity		$120,214	$127,547

Subsequent event (note 30)
See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

“Ed Kilroy”                                                “Ian Bourne”
Director                                                      Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2013	2012 (restated – note 3(e))

Revenues:
Product and service revenues		$61,251	$43,690
Cost of product and service revenues		44,492	36,321
Gross margin		16,759	7,369

Operating expenses:
Research and product development		17,117	19,273
General and administrative		11,413	12,306
Sales and marketing		7,661	6,901
Total operating expenses		36,191	38,480

Results from operating activities		(19,432)	(31,111)
Finance income (loss) and other	24	215	(219)
Finance expense	24	(1,486)	(1,690)
Net finance expense		(1,271)	(1,909)
Loss on sale of property, plant and equipment	11	(23)	(69)
Impairment loss on property, plant and equipment	11	-	(570)
Impairment loss on goodwill	13	-	(10,000)
Impairment loss on investment	29	(513)	-
Loss before income taxes		(21,239)	(43,659)
Income tax expense	25	(485)	-
Net loss from continuing operations		(21,724)	(43,659)
Net earnings (loss) from discontinued operations	7	24	(65)
Net loss		(21,700)	(43,724)

Other comprehensive income (loss):

Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	19	2,852	(557)
		2,852	(557)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(192)	(186)
Net loss on hedge of forward contracts		-	(20)
		(192)	(206)
Other comprehensive income (loss), net of tax		2,660	(763)
Total comprehensive loss		$(19,040)	$(44,487)

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss (cont’d)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2013	2012 (restated – note 3(e))

Net income (loss) attributable to:
Ballard Power Systems Inc. from continuing operations	$(19,988)	$(42,320)
Ballard Power Systems Inc. from discontinued operations	24	(65)
Dantherm Power A/S non-controlling interest	(1,736)	(1,339)
Net loss	$(21,700)	$(43,724)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.	$(17,195)	$(43,059)
Dantherm Power A/S non-controlling interest	(1,845)	(1,428)
Total comprehensive loss	$(19,040)	$(44,487)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations	$(0.20)	$(0.48)
Discontinued operations	0.00	(0.00)
Net loss	$(0.20)	$(0.48)

Weighted average number of common shares outstanding	100,030,457	87,591,501

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Ballard Power Systems Inc. Equity						Dantherm Power A/S
	Number of shares	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance, December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(42,385)	-	(1,339)	(43,724)
Acquisition (note 8)	7,136,237	7,493	-	-	-	-	-	7,493
Additional investment in Dantherm Power A/S	-	-	-	-	-	-	(7)	(7)
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	52,120	314	-	(358)	-	-	-	(44)
RSUs redeemed	49,095	113	208	(415)	40	-	-	(54)
Options exercised	13,501	24	-	(7)	-	-	-	17
Share distribution plan	-	-	-	2,745	-	-	-	2,745
Other comprehensive loss:
Defined benefit plan actuarial loss	-	-	-	-	(557)	-	-	(557)
Foreign currency translation for foreign operations	-	-	-	-	-	(97)	(89)	(186)
Net loss on hedge of forward contracts	-	-	-	-	-	(20)	-	(20)
Balance, December 31, 2012	91,801,477	845,630	(313)	291,184	(1,074,181)	92	(4,410)	58,002
Net loss	-	-	-	-	(19,964)	-	(1,736)	(21,700)
Additional investment in Dantherm Power A/S	-	-	-	-	-	-	1,319	1,319
Redemption of convertible debenture by non-controlling interest (note 18)	-	-	-	-	-	-	3,544	3,544
Net Offering proceeds (note 20)	17,625,000	19,977	-	-	-	-	-	19,977
Proceeds on issuance of convertible promissory note (note 20)	-	-	-	4,000	-	-	-	4,000
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	26,652	22	-	(53)	-	-	-	(31)
RSUs redeemed	540,239	718	201	(1,727)	106	-	-	(702)
Options exercised	140,533	227	-	(74)	-	-	-	153
Share distribution plan	-	-	-	3,038	-	-	-	3,038
Other comprehensive income (loss):
Defined benefit plan actuarial gain	-	-	-	-	2,852	-	-	2,852
Foreign currency translation for foreign operations	-	-	-	-	-	(83)	(109)	(192)
Balance, December 31, 2013	110,133,901	$866,574	$(118)	$296,368	$(1,091,187)	$9	$(1,392)	$70,254

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2013	2012 (restated – note 3(e))
Cash provided by (used for):
Operating activities:
Net loss for the year		$(21,700)	$(43,724)
Adjustments for:
Compensatory shares	20	3,775	2,746
Employee future recovery		(140)	(81)
Depreciation and amortization		5,731	5,928
Loss (gain) on decommissioning liabilities		(194)	256
Loss on sale of property, plant and equipment	11	23	69
Impairment loss (reversal) on property, plant and equipment	11	(45)	1,070
Impairment loss on goodwill	13	-	11,815
Impairment loss on investment	29	513	-
Unrealized gain on forward contracts		-	(285)
		(12,037)	(22,206)
Changes in non-cash working capital:
Trade and other receivables		1,877	65
Inventories		(2,904)	4,434
Prepaid expenses and other current assets		192	(151)
Trade and other payables		(5,048)	(10,459)
Deferred revenue		2,430	166
Warranty provision		(1,926)	5
		(5,379)	(5,940)
Cash used by operating activities		(17,416)	(28,146)
Investing activities:
Net decrease in short-term investments		12,068	13,810
Additions to property, plant and equipment		(485)	(1,168)
Net proceeds on sale of property, plant and equipment and other		227	424
Net proceeds from disposition of Material Products division	7	9,085	-
Net investments in associated company	29	(4)	(32)
Other investment activities		-	(9)
		20,891	13,025
Financing activities:
Purchase of treasury shares		(6)	(6)
Payment of finance lease liabilities		(976)	(999)
Net proceeds (repayment) of bank operating line	14	(8,753)	4,771
Net proceeds on issuance of share capital		153	17
Net Offering proceeds	20	19,977	-
Proceeds on issuance of convertible promissory note	20	4,000	-
Proceeds on issuance of share capital to Dantherm Power A/S non-controlling interests		1,360	-
Proceeds on issuance of debt to Dantherm Power A/S non-controlling interests	18	1,165	862
		16,920	4,645

Effect of exchange rate fluctuations on cash and cash equivalents held		136	(70)

Increase (decrease) in cash and cash equivalents		20,531	(10,546)
Cash and cash equivalents, beginning of period		9,770	20,316
Cash and cash equivalents, end of period		$30,301	$9,770

Supplemental disclosure of cash flow information (note 27)
Cash flows of discontinued operations (note 7)
See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale, service, and license of fuel cell products for a variety of applications, focusing on “commercial stage” markets of Telecom Backup Power and Material Handling, and “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.  A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.  The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.  The consolidated financial statements of the Corporation as at and for the year ended December 31, 2013 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2014.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

•	Derivative financial instruments are measured at fair value; and

•	Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):
(d)	Use of estimates:
The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes.  These estimates and assumptions are discussed further in note 5.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future.  The Corporation has forecasted its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations.  The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements.  Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements, with the exception of the following new accounting standards that were issued by the IASB and adopted by the Corporation, effective January 1, 2013.  Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Changes in accounting policies (cont’d):

(a)	IFRS 10 – Consolidated Financial Statements:

IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation – Special Purpose Entities, and certain parts of IAS 27 Consolidated and Separate Financial Statements.  IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

a)	power over the investee;

b)	exposure or rights to variable returns from involvement with the investee;

c)	the ability to use power over the investee to affect the amount of the investor’s returns.

The adoption of IFRS 10 did not change the Corporation’s conclusions around control of its investees, and therefore no adjustments to previous accounting for investees were required.

(b)	IFRS 11 – Joint Arrangements:

IFRS 11 Joint Arrangements supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

The Corporation is not impacted by the adoption of IFRS 11.

(c)	IFRS 12 – Disclosure of Interests in Other Entities:

IFRS 12 Disclosure of Interests in Other Entities introduces additional disclosure requirements relating to the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates, or unconsolidated structured entities) and the effects of those interests on its financial statements.

The adoption of IFRS 12 does not have a material impact on the consolidated financial statements.

(d)	IFRS 13 – Fair Value Measurements:

IFRS 13 Fair Value Measurement establishes a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  It also requires disclosure of certain information on fair value measurements.

In accordance with IFRS 13, the Corporation has included additional fair value disclosures in its consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Changes in accounting policies (cont’d):

(e)	Amendments to IAS 19 – Employee Benefits:

The amendments to IAS 19 change the recognition and measurement of defined benefit pension expense and termination benefits, and enhance the disclosures for all employee benefits.  Actuarial gains and losses are renamed “remeasurements” and are recognized immediately in other comprehensive income (“OCI”).  Remeasurements recognized in OCI are not recycled through profit or loss in subsequent periods.  The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment.  The annual expense for a funded benefit plan is computed based on the application of the discount rate to the net defined benefit asset or liability.  The amendments to IAS 19 also impacts the presentation of pension expense as benefit cost is split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

The Corporation’s previous accounting policy for employee benefits relating to the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI was predominantly consistent with the requirements in the new standard, and accordingly the retrospective adoption of the amendments to IAS 19 did not have a material impact on the consolidated financial statements.

As the Corporation adopted these amendments retrospectively, the comparative figures have been adjusted to reflect the accounting change for the defined benefit plan.  The adjustments to the comparable period include a decrease to finance income (loss) and other of $250,000, and an increase to OCI of $250,000.  The adjustments arise primarily from the interest on plan assets, which is calculated using the discount rate used to value the benefit obligation.  Since the discount rate is lower than the expected rate of return on plan assets, the interest attributable to plan assets also declines resulting in the decrease to finance income (loss) and other.  The difference between the actual rate of return on plan assets and the discount rate is included in OCI as a remeasurement.  Also under these amendments, the interest cost on additional minimum funding liability is recorded in net income, whereas it was reported in OCI under the previous standard.  The impact of this change is that the restated net income for 2012 decreases and OCI increases by the same amount, with no net impact on total comprehensive loss.  The amendments to IAS 19 did not have a net impact on the statement of financial position.

(f)	Amendments to IAS 1 – Presentation of Financial Statements:

The amendments to IAS 1 Presentation of Financial Statements require items of other comprehensive income and the corresponding tax expense to be grouped based on whether they will or will not be classified to the statement of earnings in the future.

In accordance with the amendments to IAS 1, the Corporation has modified its statement of profit or loss and other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Changes in accounting policies (cont’d):

(g)	Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets:

The amendments to IAS 36 reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated.  Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

The adoption of the amendments to IAS 36 does not have a material impact on the consolidated financial statements.

4.	Significant accounting policies:

Except for the changes explained in note 3, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2013	2012
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Material Products Inc.	n/a	100%
Ballard Power Corporation	100%	100%
Ballard Services Inc.	100%	n/a
Dantherm Power A/S	57% - 51.3%	52% - 57%

Subsidiaries are entities over which the Corporation exercises control, where control is defined as the power to govern financial and operating policies, generally owning greater than 50% of the voting rights.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(a)	Basis of consolidation (cont’d):

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010.  In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power A/S and a further 5% interest in December 2012.  On March 31, 2013, Azure Hydrogen Energy Science and Technology Corporation (“Azure”) acquired a 10% ownership interest in Dantherm Power A/S, which reduced the Corporation’s interest from 57% to 51.3%.  The remaining 38.7% interest is held by Dantherm A/S.  As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the initial 45% interest, Dantherm Power A/S has been consolidated since acquisition on January 18, 2010.  Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

On June 14, 2013, the wholly owned subsidiary Ballard Services Inc. was incorporated.  Its principal business is the provision of Engineering Services for a variety of fuel cell applications.

On December 31, 2013, the wholly owned subsidiary Ballard Material Products Inc. merged with the wholly owned subsidiary Ballard Power Corporation.

(b)	Foreign currency:

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in earnings.  Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to presentation currency at exchange rates at the dates of the transactions.  Foreign currency differences are recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments:

(i)	Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.  The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations.  These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value.  Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 4 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses.  Loans and receivables are comprised of the Corporation’s trade and other receivables.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d)
(i)	Financial assets (cont’d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.  The Corporation’s investment in Chrysalix Energy Limited Partnership (“Chrysalix”) is classified as available-for-sale financial assets.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market.  For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate.  The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables.  The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire.  These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount.  Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iii)	Share capital

Share capital is classified as equity.  Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity.  When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity.  Repurchased shares are classified as treasury shares and are presented as a deduction from equity.  When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iv)	(iv) Derivative financial instruments, including hedge accounting

The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent.  For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv)	Derivative financial instruments, including hedge accounting (cont’d)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value.  The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.  In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity.  Costs of materials are determined on an average per unit basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(d)	Inventories (cont’d):

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.  In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditure that is directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method less its residual value over the estimated useful lives of the assets as follows:

Building	20 years
Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):
(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.  The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to groups of cash generating units that are expected to benefit from the synergies of the combination.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost less accumulated amortization and impairment losses.  Intangible assets less their residual values are amortized over their estimated useful lives of 5 years using the straight-line method from the date that they are available for use.  Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.  Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(g)	Goodwill and intangible assets (cont’d):

Research costs are expensed as they are incurred.  Product development costs are expensed as incurred except when they meet specific criteria for capitalization.  Development activities involve a plan or design for the production of new or substantially improved products and processes.  Development costs are capitalized only if costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development to use or sell the asset.  Capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses.  Capitalized development costs, if any, are amortized when commercial production begins over their estimated useful lives of 5 years using the straight-line method.  Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

(h)	Impairment:

(i)	Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income and presented in accumulated other comprehensive loss in equity, to net loss.  The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss.  If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss.  However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

(ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):
(ii)	Non-financial assets (cont’d)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date.  For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.  Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.  Impairment losses are recognized in net loss.  Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed.  In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.  The unwinding of the discount is recognized as a finance cost.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized.  In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):
(i)	Provisions (cont’d):

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value.  These include assets leased under operating leases.  The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales, services and licenses.  Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts.  Service and license revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably.  Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price service contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified.  In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):
(k)	Finance income and costs:

Finance income comprises of interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss.  Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes.  Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards.  The resulting changes in he net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date.  Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):
(m)	Employee benefits (cont’d):

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income, and reports them in retained earnings.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):
(m)	Employee benefits (cont’d):

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted.  The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.  Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures.  For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period.  Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest.  At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 20.  Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares.  Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised.  When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits.  Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components.  Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

Revenues under certain contracts for product, licensing and engineering development services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting, as appropriate.  Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets.  These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units.  At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment.  Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):
(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received.  In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value.  Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory.  Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made.  If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees.  Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

6.	Recent accounting pronouncements:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years.  Except as otherwise noted below for IFRS 9, the standards are effective for the annual periods beginning on or after January 1, 2014, with earlier application permitted.  The Corporation does not expect to adopt any of these standards before their effective dates.

(a)	IFRS 9 – Financial Instruments:

In November 2009, the IASB published IFRS 9 Financial Instruments, which introduces new requirements for the classification and measurement of financial assets.  IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition.  Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods.  All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI.

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirements to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9, and to (iii) remove the previous mandatory effective date for adoption of January 1, 2015, although the standard is available for early adoption.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements (cont’d):

(a)	IFRS 9 – Financial Instruments (cont’d):

The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning on January 1, 2015.  The extent of the impact of adoption has not yet been determined.

(b)	Amendments to IAS 32 – Offsetting Financial Assets and Liabilities:

In December 2011, the IASB published amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities, which clarifies that an entity currently has a legally enforceable right to set-off if that right is:

a)	not contingent on a future event; and

b)	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.

The amendments are to be applied retrospectively to fiscal years beginning on or after January 1, 2014.  The Corporation does not expect the amendments to have a material impact on its financial statements.

(c)	Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting:

In June 2013, the IASB published amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting, which add a limited exception to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

The amendments shall be applied to fiscal years beginning on or after January 1, 2014.

The Corporation intends to adopt the amendments for the fiscal year beginning on January 1, 2014.  The Corporation does not expect the amendments to have a material impact on its financial statements.

7.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for gross cash proceeds of $10,500,000 (on the delivery of net working capital of $3,700,000) and additional potential proceeds of up to $1,500,000.  The additional proceeds of up to $1,500,000 are payable in 2014 and 2015, through a product credit, if the former Material Products division attains certain financial results in 2013.  As the additional potential proceeds are contingent in nature, they are not recorded in the consolidated financial statements until actually realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Discontinued operations – Disposition of Material Products division (cont’d):

Excluding any potential contingent gain from the additional proceeds, net proceeds from the sale were approximately $9,085,000 after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses.  The Material Products division has been classified and accounted for as a discontinued operation.

In 2012, impairment losses of $1,815,000 and $500,000 relating to goodwill and property, plant and equipment, respectively, were recognized based on a fair value less costs to sell assessment, which compared the segment’s carrying value as of December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013.  In 2013, a previously recorded impairment loss of $45,000 was reversed and recorded in net loss from discontinued operations based on the final analysis of the disposition.

January 31, 2013
Gross proceeds from disposition	$10,500
Less: Purchase price adjustment	(401)
Net proceeds from disposition	10,099
Disposition costs	(1,014)
Net disposed assets	(9,040)
Reversal of impairment loss on property, plant and equipment	$45

The following is a final calculation of the disposed assets and liabilities:

January 31, 2013
Trade and other receivables	$1,811
Inventories	2,692
Prepaid expenses and other current assets	40
Property, plant and equipment	5,739
Trade and other payables	(1,242)
Net disposed assets	$9,040

Net earnings (loss) from discontinued operations are comprised of the following:

	2013	2012
Product and service revenues	$867	$15,540
Cost of product and service revenues	627	11,159
Gross margin	240	4,381
Total operating expenses	(252)	(2,053)
Reversal of (impairment loss) on property, plant and equipment	45	(500)
Impairment loss on goodwill	-	(1,815)
Earnings before income taxes	33	13
Income tax expense	(9)	(78)
Net earnings (loss) from discontinued operations	$24	$(65)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Discontinued operations – Disposition of Material Products division (cont’d):

The 2012 comparative figures in the consolidated statement of profit or loss and other comprehensive income have been reclassified in accordance with the classification and accounting of the Material Products division as discontinued operations.

Net cash flows from discontinued operations are as follows:

	2013	2012
Cash provided by operating activities	$315	$2,303
Cash used in investing activities	-	(476)
Cash provided by (used in) financing activities	-	-
Cash and cash equivalents provided by discontinued operations	$315	$1,827

8.	Acquisition:

On August 1, 2012 (“acquisition date”), the Corporation completed an agreement to acquire key assets and product lines from IdaTech, LLC (“IdaTech”).  In exchange for 7,136,237 of the Corporation’s common shares valued at $7,493,000 based on the Corporation’s share price at the acquisition date, the Corporation acquired IdaTech’s key assets including fuel cell systems inventory, prepaid right to inventory, and product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a contract manufacturing facility, and certain property, plant and equipment.

The prepaid right to inventory and other current assets of approximately $2,728,000 relates to a supply commitment whereby IdaTech provided additional units of finished goods inventory to the Corporation prior to January 1, 2013.  An additional payment of approximately $500,000 for the additional units was made to IdaTech when the Corporation received payment from its customers as the units were sold.

The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the acquired assets and liabilities have been included in the consolidated financial statements since the date of acquisition, and revenues since the acquisition date totaling $5,087,000 are reported in the Fuel Cell Products and Services segment.  The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years.  Pro forma revenue and net loss attributable to the Corporation as if the assets were acquired on January 1, 2012 cannot be determined, as reliable information is not available.

In 2013, acquisition costs of $78,000 (2012 – $274,000) were incurred as a result of the transaction, and are recognized in general and administrative expenses.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Acquisition (cont’d):

The following is the fair value of the identified assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Inventories	$1,895
Prepaid right to inventory and other current assets	2,728
Property, plant and equipment	861
Intangible assets	2,886
Trade and other payables	(431)
Warranty provision	(446)
Total purchase consideration	$7,493

9.	Trade and other receivables:

	December 31, 2013	December 31, 2012
Trade receivables	$13,248	$16,709
Other	2,442	259
	15,690	16,968
Less: Non-current trade receivables	(219)	(594)
	$15,471	$16,374

10.	Inventories:

	December 31, 2013	December 31, 2012
Raw materials and consumables	$9,157	$4,702
Work-in-progress	3,120	1,646
Finished goods	1,810	4,929
	$14,087	$11,277

In 2013, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $18,754,000 (2012 - $19,218,000).

In 2013, the write-down of inventories to net realizable value amounted to $1,192,000 (2012 - $717,000).  There were no reversals of previously recorded write-downs in 2013 or 2012.  Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment:

Cost	December 31, 2012	Additions	Disposals	December 31, 2013
Building under finance lease	$12,180	$-	$-	$12,180
Computer equipment	5,944	21	(1,384)	4,581
Furniture and fixtures	755	37	(104)	688
Furniture and fixtures under finance lease	317	-	-	317
Leasehold improvements	9,179	283	(419)	9,043
Production and test equipment	32,107	219	(2,936)	29,390
Production and test equipment under finance lease	3,667	-	-	3,667
Total	$64,149	$560	$(4,843)	$59,866

Accumulated depreciation and impairment loss	December 31, 2012	Depreciation	Disposals	December 31, 2013
Building under finance lease	$2,301	$812	$-	$3,113
Computer equipment	5,370	176	(1,339)	4,207
Furniture and fixtures	720	24	(92)	652
Furniture and fixtures under finance lease	100	64	-	164
Leasehold improvements	4,890	668	(342)	5,216
Production and test equipment	25,552	2,294	(2,820)	25,026
Production and test equipment under finance lease	900	643	-	1,543
Total	$39,833	$4,681	$(4,593)	$39,921

Cost	December 31, 2011	Additions	Disposals	Reclassified as held for sale	December 31, 2012
Land	$1,220	$-	$-	$(1,220)	$-
Building	3,666	-	-	(3,666)	-
Building under finance lease	12,180	-	-	-	12,180
Computer equipment	6,423	276	(54)	(701)	5,944
Furniture and fixtures	834	1	(23)	(57)	755
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	10,086	125	-	(1,032)	9,179
Production and test equipment	45,091	1,670	(1,493)	(13,161)	32,107
Production and test equipment under finance lease	3,667	-	-	-	3,667
Total	$83,484	$2,072	$(1,570)	$(19,837)	$64,149

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment:

Accumulated depreciation and impairment loss	December 31, 2011	Depreciation	Impairment loss	Disposals	Reclassified as held for sale	December 31, 2012
Land	$-	$-	$-	$-	$-	$-
Building	2,199	154	-	-	(2,353)	-
Building under finance lease	1,488	813	-	-	-	2,301
Computer equipment	5,676	241	-	(54)	(493)	5,370
Furniture and fixtures	788	12	-	(23)	(57)	720
Furniture and fixtures under finance lease	37	63	-	-	-	100
Leasehold improvements	4,963	694	-	-	(767)	4,890
Production and test equipment	32,806	3,003	1,070	(975)	(10,352)	25,552
Production and test equipment under finance lease	442	458	-	-	-	900
Total	$48,399	$5,438	$1,070	$(1,052)	$(14,022)	$39,833

Carrying amounts	December 31, 2013	December 31, 2012
Building under finance lease	$9,067	$9,879
Computer equipment	374	574
Furniture and fixtures	36	35
Furniture and fixtures under finance lease	153	217
Leasehold improvements	3,827	4,289
Production and test equipment	4,364	6,555
Production and test equipment under finance lease	2,124	2,767
Total	$19,945	$24,316

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

Impairment loss

In 2013, there were no impairment losses or reversals of previously recorded impairment losses recognized against property, plant and equipment used for continuing operations.  However, there was a net $45,000 reversal of previously recognized impairment losses recorded against property, plant and equipment used for discontinued operations based on the final analysis of the disposition of the Material Products division (note 7).

In 2012, impairment losses of $1,070,000 were recognized, of which $570,000 related to the obsolescence of production and test equipment.  The remaining $500,000 related to the impairment of assets held for sale (note 7).  No impairment losses were reversed in 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets:

Fuel cell technology Balance	Cost	Accumulated amortization	Net carrying amount
At January 1, 2012	$43,443	$41,194	$2,249
Acquisition through business combination	2,886	-	2,886
Amortization	-	941	(941)
At December 31, 2012	46,329	42,135	4,194
Amortization	-	1,478	(1,478)
At December 31, 2013	$46,329	$43,613	$2,716

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense.  There were no impairment losses recorded in 2013 and 2012.

13.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 28).

Fuel Cell Products and Services

As of December 31, 2013 and 2012, the aggregate carrying amount of the Corporation’s goodwill of $36,291,000 relates solely to the Fuel Cell Products and Services segment.

The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell.  Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is calculated by first calculating the value of the Corporation at December 31, 2013 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the estimated costs to sell from this enterprise value, arriving at the fair value of the Fuel Cell Products and Services segment.  Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value by a significant amount as of December 31, 2013.  In 2012, the Corporation had determined that the fair value of the Fuel Cell Products and Services segment was deficient compared to its carrying value, resulting in a $10,000,000 impairment loss recognized against goodwill and the previous value of goodwill of $46,291,000 was written down to $36,291,000 as of December 31, 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Goodwill:

Fuel Cell Products and Services (cont’d)

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products and Services segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment.  The principal factors used in the discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions.  The Corporation’s value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 30% from 2013 to 2018; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 5.0.  The value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that determined under the fair value, less costs to sell, assessment.

As the recoverable amount of the Fuel Cell Products and Services segment was determined to be greater than its carrying amount, no impairment loss was recorded in 2013.

Material Products

The Material Products segment was disposed of on January 31, 2013 (note 7).  Accordingly, the fair value of the Material Products segment, determined based on a fair value less costs to sell assessment, compared the segment’s carrying value as of December 31, 2012 against the actual net proceeds received on disposition on January 31, 2013.  As a result of the assessment, the Corporation determined that the fair value of the Material Products segment was deficient to its carrying value, resulting in a $1,815,000 write-off of goodwill and $500,000 write-down of property, plant and equipment associated with the Material Products segment as of December 31, 2012.  In 2013, a $45,000 reversal of previously recorded impairment losses was recognized against the Material Products segment’s property, plant and equipment once the disposition analysis was finalized.  The impairment losses and reversal relating to the Material Products segment are included in net loss from discontinued operations (note 7).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation.  The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business.  Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.

During 2013, the Corporation was advanced $334,000 (2012 - $17,331,000) under the bank operating line and repayments of $9,087,000 (2012 - $12,560,000) were made during the year.  The Corporation also benefited from foreign exchange gains of $605,000 as the Bank Operating Line was denominated in Canadian dollars in 2013.  At December 31, 2013, there were no outstanding amounts payable on the Bank Operating Line (2012 - $9,358,000).

The Corporation also has a CDN $2,320,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 11 & 17).  Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions.  At December 31, 2013, $1,772,000 (2012 - $2,546,000) was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $10,399,000 (2012 - $11,508,000) finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

15.	Trade and other payables:

	December 31, 2013	December 31, 2012
Trade accounts payable	$5,698	$5,256
Compensation payable	5,133	2,046
Other liabilities	275	4,669
Taxes payable	378	244
	$11,484	$12,215

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions:

Balance	Legal	Restructuring	Warranty provision	Decommissioning liabilities	Total
At January 1, 2012	$520	$1,004	$8,049	$4,733	$14,306
Assumed through business combination	-	-	447	-	447
Provisions made during the year	-	1,937	1,514	250	3,701
Provisions used during the year	(528)	(2,060)	(1,309)	-	(3,897)
Provisions reversed during the year	-	-	(373)	-	(373)
Effect of movements in exchange rates	8	41	173	106	328
At December 31, 2012	-	922	8,501	5,089	14,512
Provisions made during the year	-	596	1,219	97	1,912
Provisions used during the year	-	(1,213)	(1,076)	-	(2,289)
Provisions reversed during the year	-	(41)	(1,563)	-	(1,604)
Effect of movements in exchange rates	-	(27)	(499)	(329)	(855)
At December 31, 2013	$-	$237	$6,582	$4,857	$11,676

Current	$-	$237	$6,582	$-	$6,819
Non-current	-	-	-	4,857	4,857
	$-	$237	$6,582	$4,857	$11,676

Restructuring

During 2013, the Corporation incurred $568,000 of restructuring charges relating to minor restructurings focused on overhead cost reductions. During 2012, $1,931,000 of restructuring charges due primarily to a 7% workforce reduction and a minor restructuring focused on overhead cost reduction was incurred.  The estimated restructuring costs relate primarily to employee termination benefits. Restructuring charges are recognized in general and administrative expenses.

Warranty provision

During 2013, the Corporation recorded $1,219,000 of warranty provisions for new product sales, which was offset by warranty expenditures of $1,076,000.  A downward warranty adjustment of $1,563,000 was also recorded in 2013, due primarily to contractual expirations, changes in estimated and actual costs to repair, and improved lifetimes and reliability of the Corporation’s fuel cell products.  The remaining $499,000 reduction to the warranty provision related to the effect of movements in exchange rates.

During 2012, the warranty provision increased by $452,000, due in part to the assumption of warranty provisions as part of the acquisition of key assets and product lines from IdaTech (note 8).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions (cont’d):

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to site restoration obligations at the end of their respective lease terms.  The Corporation has made certain modifications to the leased buildings to facilitate the manufacturing and testing of its fuel cell products.  Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructures of the leased buildings to their original states of when the respective leases were entered.

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred.  The Corporation has determined a range of reasonable possible outcomes of the total costs for the head office building and manufacturing facility.  In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 3% per annum.

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2013.  Based on the assessment, the changes in the estimated cash flows were determined to be nominal and as a result, no adjustment was recorded.  The increase in the provision during 2013 was due to accretion costs. The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $2,219,000, which is expected to be settled at the end of the lease term in 2025.  The total undiscounted amount of the estimated cash flows required to settle the obligation for the second building is $3,736,000, which is expected to be settled at the end of the operating lease term of 2019.

17.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements (note 11).  The finance leases have imputed interest rates ranging from 2.25% to 7.35% per annum and expire between December 2014 and February 2025.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Finance lease liability (cont’d):

The future minimum lease payments for the Corporation’s finance leases are as follows:

Year ending December 31
2014	$2,179
2015	1,622
2016	1,790
2017	1,311
2018	1,311
Thereafter	9,105
Total minimum lease payments	17,318
Less: Imputed interest	(5,147)
Total finance lease liability	12,171
Less: Current portion of finance lease liability	(1,399)
Non-current portion of finance lease liability	$10,772

At December 31, 2013, $1,772,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $10,399,000 finance lease liability relates to the lease of the Corporation’s head office building.

18.	Debt to Dantherm Power A/S non-controlling interests:

Dantherm Power has received financing from the non-controlling partners in the form of convertible debentures and a revolving credit facility.

Convertible debentures

The convertible debenture is redeemable at the option of Dantherm Power subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%.  Prior to the maturity date, the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power.  During the first quarter of 2013, an extension of the maturity date from December 31, 2013 to December 31, 2014 was approved by the subscribers in accordance with the terms of the convertible debenture. The convertible debentures were issued with a conversion price of either DKK 3.40 or DKK 0.14.  This conversion feature was determined to have a nominal value.

On March 31, 2013, an additional $640,000 of convertible debt financing was advanced to Dantherm Power by Azure, a new non-controlling partner (note 4(a)).  The issued convertible debenture notes totaling approximately DKK 3,733,000 ($689,000) were comprised of a note for DKK 2,400,000 ($443,000) with a conversion price of DKK 3.40 ($0.63) and a note for DKK 1,333,000 ($246,000) with a conversion price of DKK 0.14 ($0.03) and have a maturity date of December 31, 2014.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Debt to Dantherm Power A/S non-controlling interests (cont’d):

Convertible debentures (cont’d)

In November 2013, the convertible debenture holders elected to convert the entire outstanding convertible debt including interest into shares of Dantherm Power.  The non-controlling interests in Dantherm Power held DKK 19,464,000 ($3,544,000) of convertible debt including interest, which was converted into 48 shares in Dantherm Power.  Upon conversion, the convertible debt amount was reclassified to non-controlling interests in equity.  Ballard continues to hold a 51.3% interest in Dantherm Power, as the conversion did not impact the respective ownership interests.

No convertible debt is outstanding as of December 31, 2013.

Revolving credit facility

The revolving credit facility makes available a revolving facility to Dantherm Power of a maximum aggregate amount of DKK 2,977,975 ($550,000) from the non-controlling partner, Dantherm A/S.  Interest is accrued at 6% and the facility matures on December 31, 2014.  In February 2014, the subscribers of the facility approved the extension of the maturity date to December 31, 2015 (note 30).

At December 31, 2013, the revolving credit facility outstanding was $566,000, which includes $16,000 of interest payable.

19.	Employee future benefits:

	December 31, 2013	December 31, 2012
Net defined benefit pension plan liability	$3,036	$5,308
Net other post-retirement benefit plan liability	133	853
Employee future benefits	$3,169	$6,161

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States.  The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009.  In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009.  Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year.  The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2013.  The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2014.

The Corporation expects contributions of approximately $307,000 to be paid to its defined benefit plans in 2014.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in net income is recorded in Finance expense.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2013	2012	2013	2012	2013	2012
Balance at January 1	$14,652	$13,329	$(9,344)	$(8,223)	$5,308	$5,106
Included in profit or loss
Current service cost	50	28	-	-	50	28
Interest cost (income)	558	565	(355)	(353)	203	212
Benefits payable	25	47	-	-	25	47
	633	640	(355)	(353)	278	287
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	704	-	-	-	704	-
Financial assumptions	(2,027)	933	-	-	(2,027)	933
Experience adjustment	256	116	-	-	256	116
Return on plan assets excluding interest income	-	-	(1,088)	(774)	(1,088)	(774)
Plan expenses	(36)	(48)	36	48	-	-
	(1,103)	1,001	(1,052)	(726)	(2,155)	275
Other
Contributions paid by the employer	-	-	(395)	(360)	(395)	(360)
Benefits paid	(479)	(318)	479	318	-	-
	(479)	(318)	84	(42)	(395)	(360)
Balance at December 31	$13,703	$14,652	$(10,667)	$(9,344)	$3,036	$5,308

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2013	2012	2013	2012	2013	2012
Balance at January 1	$853	$580	$-	$-	$853	$580
Included in profit or loss
Current service cost	-	20	-	-	-	20
Interest cost (income)	4	31	-	-	4	31
	4	51	-	-	4	51
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	-	90	-	-	-	90
Financial assumptions	3	175	-	-	3	175
Experience adjustment	(1)	17	-	-	(1)	17
Curtailment	(699)	-	-	-	(699)	-
	(697)	282	-	-	(697)	282
Other
Contributions paid by the employer	-	-	(27)	(60)	(27)	(60)
Benefits paid	(27)	(60)	27	60	-	-
	(27)	(60)	-	-	(27)	(60)
Balance at December 31	$133	$853	$-	$-	$133	$853

Pension plan assets comprise:

	2013	2012
Cash and cash equivalents	5%	3%
Equity securities	20%	70%
Debt securities	75%	27%
Total	100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

	2013		2012
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.87%	2.03%	3.87%	3.02%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

	2013		2012
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	3.87%	3.02%	4.30%	4.30%
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The assumed health care cost trend rates applicable to the other benefit plans at December 31 were as follows:

	2013	2012
Initial medical health care cost trend rate	7.5%	8.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2018	2018
Year that the dental rate reaches the rate it is assumed to remain at	2013	2012

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

20.	Equity:

(a)	Share capital:

Authorized and issued:

Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series.

Offerings:

On March 26, 2013, the Corporation closed an underwritten offering (“March Offering”) of 7,275,000 units at a price of $1.10 per unit for gross March Offering proceeds of $8,003,000.  Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share.  Each warrant is exercisable immediately upon issuance having a 5 year term and an exercise price of $1.50 per share.  Net proceeds from the March Offering were $6,839,000 after deducting underwriting discounts, commissions, and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued.

Gross March Offering proceeds (7,275,000 shares at $1.10 per share)	$8,003
Less: Underwriting expenses	(642)
Less: Other financing expenses	(522)
Net March Offering proceeds	$6,839

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(a)	Share capital (cont’d):

Offerings (cont’d):

On October 9, 2013, the Corporation closed another underwritten offering (“October Offering”), which was comprised of 10,350,000 units at a price of $1.40 per unit for gross October Offering proceeds of $14,490,000.  Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share.  Each whole warrant is exercisable immediately upon issuance, having a 5 year term and an exercise price of $2.00 per share.  Net proceeds from the October Offering were $13,138,000, after deducting underwriting discounts, commissions, and other estimated offering expenses.

Gross October Offering proceeds (10,350,000 shares at $1.40 per share)	$14,490
Less: Underwriting expenses	(1,017)
Less: Other financing expenses	(335)
Net October Offering proceeds	$13,138

At December 31, 2013, 110,133,901 common shares and 9,862,500 warrants were issued and outstanding (2012 – 91,801,477 common shares and nil warrants).

(b)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued commercial advancement of the Corporation’s fuel cell products in target market applications. The investment takes the form of a 5 year non-interest bearing convertible promissory note (“Note”).  The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018.  Anglo does not have a right to demand settlement of the Note in cash.  Any common shares issued on conversion or repayment will be priced at a 20% discount to the market price of the shares on the closing date of the transaction, which equates to approximately $0.84 per share, or 4,761,904 common shares.  On the maturity date, the Corporation may elect, at its sole and entire discretion, to repay the Note in cash, however, the Corporation intends to settle the Note by issuing the Corporation’s common shares based on the $0.84 per share conversion price.  As the convertible price and share settlement amount are fixed, and the Corporation has no intention to settle the Note in cash, the $4,000,000 proceeds and conversion right has been accounted for as a single equity instrument and recorded in contributed surplus

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):
(c)	Share options:

The Corporation has options outstanding under a consolidated share option plan.  All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient.  Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2013, options outstanding from the consolidated share option plan was as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2012	7,615,969	$5.54
Options granted	1,009,640	1.51
Options exercised	(13,501)	1.22
Options forfeited	(1,271,663)	5.33
Options expired	(435,394)	35.75
At December 31, 2012	6,905,051	3.22
Options granted	1,081,250	1.15
Options exercised	(140,533)	1.06
Options forfeited	(702,866)	2.97
Options expired	(170,800)	13.43
At December 31, 2013	6,972,102	$2.54

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2013:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.76 – $1.33	1,910,118	4.8	$1.17	711,368	$1.23
$1.59 – $1.97	2,580,925	4.2	1.83	1,673,865	1.86
$2.18 – $2.91	1,204,211	3.3	2.27	1,150,544	2.27
$3.63 – $6.68	828,703	1.5	5.43	828,703	5.43
$7.12 – $12.94	448,145	0.4	7.90	448,145	7.90
	6,972,102	3.7	$2.54	4,812,625	$3.04

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(c)	Share options (cont’d):

During 2013, compensation expense of $874,000 (2012 - $1,274,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $0.63 (2012 - $0.80) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2013	2012
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	63%	62%
Risk-free interest rate	1%	2%

(d)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation.  At December 31, 2013, there were 2,322,539 (2012 – 873,441) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2013 and 2012 for shares distributed, and to be distributed, under the plan.

(e)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives.  Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs.  Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation.  Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2012	290,797
DSUs granted	249,785
DSUs exercised	(90,337)
At December 31, 2012	450,245
DSUs granted	208,972
DSUs exercised	(42,953)
At December 31, 2013	616,264

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):
(e)	Deferred share units (cont’d):

During 2013, $1,040,000 of compensation expense was recorded in net income, of which $303,000 relates to DSUs granted during the year.  The remaining $737,000 relates to compensation expense expected to be earned for DSUs not yet issued.  In 2012, compensation expense of $176,000 was recorded in net income, of which the entire amount related to DSUs granted during the year.

(f)	Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives.  Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan.  Awards under the consolidated share distribution plan (note 20(d)) are satisfied by the issuance of treasury shares on maturity.  Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose.  No common shares were repurchased in 2013 and 2012.  As at December 31, 2013 the Corporation held 65,441 (2012 – 183,629) shares as treasury shares.

	RSUs for common shares
Balance	Share Distribution Plan	Market Purchase Plan	Total RSUs
At January 1, 2012	186,473	1,986,904	2,173,377
RSUs granted	1,352,784	245,897	1,598,681
RSUs exercised	(84,530)	(124,884)	(209,414)
RSUs forfeited	(122,044)	(602,893)	(724,937)
RSUs transferred	652,625	(652,625)	-
At December 31, 2012	1,985,308	852,399	2,837,707
RSUs granted	-	1,327,266	1,327,266
RSUs exercised	(920,789)	(208,698)	(1,129,487)
RSUs forfeited	(277,227)	(334,731)	(611,958)
RSUs transferred	1,612,430	(1,612,430)	-
At December 31, 2013	2,399,722	23,806	2,423,528

In September 2013, 1,612,430 unvested RSUs previously granted under the Market Purchase Plan were cancelled and new RSUs were reissued from the Share Distribution Plan with identical terms (December 2012 – 652,625).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(f)	Restricted share units (cont’d):

The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant.  During 2013, compensation expense of $1,861,000 (2012 - $1,296,000) was recorded against income.

21.	Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease.  The facility has a lease term expiring in 2019, with renewal options after that date.  Lease payments of $2,434,000 were expensed in 2013 (2012 - $2,434,000).

At December 31, 2013, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,566
1-3 years	5,262
4-5 years	5,161
Thereafter	5,125
Total minimum lease payments	$18,114

22.	Commitments and contingencies:

Prior to January 15, 2013, the Corporation had previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under a development program with the Canadian government agency, Technology Partnerships Canada (“TPC”).  Under the terms of the Utilities Development Program, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of CDN $38,329,000.  On January 15, 2013, the Corporation reached an agreement with TPC to terminate the Corporation’s obligation for all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program in exchange for a final repayment to TPC of CDN $1,930,000; the settlement was paid in full in 2013.  Prior to the settlement, the Corporation had made cumulative royalty repayments totalling CDN$5,320,000 under the Utilities Development Program.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $5,031,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications.  As of December 31, 2013, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Commitments and contingencies (cont’d):

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $2,068,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications.  As of December 31, 2013, no royalties have been incurred to date for this agreement.

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”), which included an indemnification agreement (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other.  The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus.

The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,910,000 (CDN $7,350,000) with a threshold amount of $470,000 (CDN $500,000) before there is an obligation to make a payment.  The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.  At December 31, 2013, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

At December 31, 2013, the Corporation has outstanding commitments aggregating up to a maximum of $3,000 (2012 - $12,000) relating primarily to purchases of property, plant and equipment.

The Corporation has issued an irrevocable bank guarantee totaling $579,000, which expires in June 2014.

23.	Personnel expenses:

Personnel expenses are included in cost of product and services revenues, research and product development expense, general and administrative expense, and sales and marketing expense.

	December 31, 2013	December 31, 2012
Salaries and employee benefits	$47,061	$45,836
Share-based compensation (note 20)	3,775	2,582
	$50,836	$48,418

In addition, $164,000 of share-based compensation was included in net loss from discontinued operations in 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

24.	Finance income and expense:

	2013	2012
Investment income	$141	$249
Settlement of TPC funding obligation (note 22)	(1,197)	-
Other income	-	(11)
Pension costs (note 19)	(282)	(279)
Foreign exchange gain (loss)	1,553	(178)
Finance income (loss) and other	$215	$(219)
Finance expense	$(1,486)	$(1,690)

On January 15, 2013, the Corporation reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of CDN $1,930,000, payable in four quarterly installments in 2013.  On settlement with TPC, the Corporation recorded a charge of $1,197,000 (CDN $1,209,000) to finance income (loss) and other, representing the excess of the settlement amount of CDN $1,930,000 over royalty amounts previously accrued as of the date of settlement of CDN $721,000.  As of December 31, 2013, the settlement was fully paid and no liability remained outstanding.

25.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2013	2012
Current tax expense
Current period income tax	$-	$-
Withholding tax	508	-
Adjustment for prior periods	(23)	-
Total current tax expense	$485	$-

Deferred tax expense
Origination and reversal of temporary differences	$1,348	$14,967
Adjustments for prior periods	(416)	2,146
Change in unrecognized deductible temporary differences	(932)	(17,113)
Total deferred tax expense	$-	$-

Total income tax expense	$485	$-

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25.	Income taxes (cont’d):

(a)	Current tax expense (cont’d):

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies.  The principal factors causing the difference are as follows:

	2013	2012
Net loss before income taxes	$(21,239)	$(43,659)
Expected tax expense (recovery) at 25.75% (2012 – 25.00%)	$(5,469)	$(10,915)
Increase (reduction) in income taxes resulting from:
Non-deductible portion of capital loss	1,106	-
Non-deductible expenses (non-taxable income)	(3,692)	3,575
Expiry of losses and investment tax credits	8,236	27,539
Investment tax credits earned	(2,640)	(3,848)
Foreign tax rate differences	77	(6)
Change in unrecognized deductible temporary differences	2,867	(16,345)
Income taxes	$485	$-

(b)	Unrecognized deferred tax liabilities:

At December 31, 2013, the Corporation did not recognize any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

(c)	Unrecognized deferred tax asset:

At December 31, 2013, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2013	2012
Scientific research expenditures	$58,347	$57,285
Investment in associated companies	-	18,364
Accrued warranty liabilities	25,899	29,912
Share issuance costs	2,276	-
Losses from operations carried forward	91,136	75,261
Capital losses carried forward	-	9,423
U.S. investment tax credits	-	626
Investment tax credits	23,596	22,451
Property, plant and equipment and intangible assets	200,015	206,572
	$401,269	$419,894

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d):

The Corporation has available to carry forward the following as at December 31:

	2013	2012
Canadian scientific research expenditures	$58,347	$57,285
Canadian losses from operations	41,685	29,710
Canadian investment tax credits	23,595	22,451
German losses from operations for corporate tax purposes	303	241
U.S. federal losses from operations	13,140	13,514
U.S. state losses from operations	1,702	1,702
U.S. research and development and investment tax credits	-	626
U.S. capital losses	-	9,423
Denmark losses from operations	34,306	30,094

The Canadian scientific research expenditures may be carried forward indefinitely.  The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2029 to 2033.

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2018 to 2033.  The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2014	$100
2016	89
2017	99
2019	2,472
2020	1,800
2021	1,697
2022	1,361
2023	1,136
2029	4,455
2030	3,051
2031	2,836
2032	2,467
2033	2,033
$23,596

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.  Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2013	2012
Trade payables	$139	$100
Interest payable (note 18)	16	417
Convertible debenture payable (note 18)	-	2,507
Revolving credit facility (note 18)	550	-

Transactions during the year with related parties:	2013	2012
Purchases	$185	$309
Finance expense	322	289

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries.  Key management personnel also participate in the Corporation’s share-based compensation plans (note 20).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical and financial planning allowance.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period.  If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

	2013	2012
Salaries and employee benefits	$2,441	$2,412
Post-employment retirement benefits	46	63
Termination benefits	-	-
Share-based compensation (note 20)	2,543	1,396
	$5,030	$3,871

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2013	2012
Compensatory shares	$738	$427
Shares issued for acquisition (note 8)	$-	$7,493

28.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale, service, and licensing of fuel cell products for “commercial stage” markets of Telecom Backup Power and Material Handling and for “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

As a result of the disposition of the Material Products division on January 31, 2013, the former Material Products segment has been classified as discontinued operations and therefore has been removed from the continuing operating results (note 7).  The former Material Products segment sold carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

In 2013, revenues from the Fuel Cell Products and Services segment included sales to four individual customers of $14,274,000, $13,038,000, $6,369,000, and $6,354,000, respectively, which exceeded 10% of total revenue.

In 2012, revenues from the Fuel Cell Products and Services segment included sales to two individual customers of $6,152,000 and $5,500,000, respectively, which exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2013	2012
Canada	$4,580	$9,669
U.S.	8,816	11,346
Belgium	3,848	4,119
China	15,123	631
Denmark	799	1,716
Germany	14,407	2,664
Japan	6,801	1,002
South Africa	1,356	6,887
Other countries	5,521	5,656
	$61,251	$43,690

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

28.	Operating segments (cont’d):

Non-current assets by geographic area are as follows:

Non-current assets	December 31, 2013	December 31, 2012
Canada	$57,857	$63,935
U.S.	391	251
Denmark	688	1,318
Germany	-	59
Mexico	567	686
	$59,503	$66,249

29.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, trade and other payables, and finance lease liability.  The fair values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their carrying values because of the short-term nature of these instruments.  The Corporation’s investments (note 29(c)) are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy).  The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value.  The carrying value of short-term investments equal their fair values as they are classified as held for trading.

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);

(iii)	Level 3: Inputs for the asset or liability that is not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29	Financial instruments (cont’d):

(b)	Carrying value:

As of December 31, 2013, the carrying values of the Corporation’s financial instruments approximate their fair values.  For the Corporation’s non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at December 31, 2013 with the exception of the investment in Chrysalix, which was written down to its estimated net realizable value (note 29(c)).

(c)	Investments:

Investments are comprised of the following:

	December 31, 2013		December 31, 2012
	Amount	Percentage ownership	Amount	Percentage ownership
Chrysalix Energy Limited Partnership	$150	15.0%	$659	15.0%
Other	7		8
	$157		$667

The Corporation’s 15% ownership share in Chrysalix is accounted for as an available-for-sale financial asset and recorded at fair value.

In 2013, the Corporation made additional capital contributions in Chrysalix of $4,000.  In 2012, the Corporation made additional capital contributions in Chrysalix of $44,000, which was offset by cash distributions received from Chrysalix of $12,000.

In 2013, the Corporation recorded an impairment loss of $513,000 to adjust the carrying value of Chrysalix to its estimated net realizable value of $150,000.  No impairment loss was recorded in 2012.

(d	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk.  These risks arise primarily from the Corporation’s holdings of Canadian dollar denominated cash and cash equivalents and short-term investments.

At December 31, 2013	Canadian dollar portfolio(1)	U.S. dollar portfolio	Other (1)	Total
Cash and cash equivalents	$11,044	$19,137	$120	$30,301
Short-term investments	-	-	-	-
Total	$11,044	$19,137	$120	$30,301
(1) U.S. dollar equivalent

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29	Financial instruments (cont’d):

(d	Financial risk management (cont’d):

At December 31, 2012	Canadian dollar portfolio(1)	U.S. dollar portfolio	Other (1)	Total
Cash and cash equivalents	$5,419	$3,591	$760	$9,770
Short-term investments	12,068	-	-	12,068
Total	$17,487	$3,591	$760	$21,838
(1) U.S. dollar equivalent

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses (note 24).

The Corporation did not realize any material gains or losses on its trade and other receivables or its financial liabilities measured at amortized cost.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable.  Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge.  Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure.  At December 31, 2013, the Corporation held Canadian dollar denominated cash, cash equivalents and short-term investments of CDN $11,746,000 and had no outstanding forward foreign exchange contracts.

The following exchange rates applied during the year ended December 31, 2013:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2013 Opening rate	$1.005	$0.995
December 31, 2013 Closing rate	$0.940	$1.064
Fiscal 2013 Average rate	$0.971	$1.030

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29	Trade and other payables:
(d	Financial risk management (cont’d):

Foreign currency exchange rate risk (cont’d)

Based on cash, cash equivalents and short-term investments held at December 31, 2013, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $1,104,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income.  This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products.  Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities.  To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts, and may also periodically enter into platinum and or palladium forward contracts.  At December 31, 2013, there were no platinum or palladium forward contracts outstanding.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments.  The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2013, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $76,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading.  If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29	Trade and other payables:
(d	Financial risk management (cont’d):

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable.  The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities.  The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

30.	Subsequent event:

In February 2014, the maturity date of the revolving credit facility made available to Dantherm Power by a non-controlling partner (note 18) was extended from December 31, 2014 to December 31, 2015.